                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of October, 2004
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                     ----                      ----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                       No   X
                               -----                    -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF; Frankfurt: NMV)
is pleased to announce that it has completed its previously announced private placement to raise gross proceeds of CDN $315,000.

Northwestern issued today 450,000 units ("Units") at a price of CDN $0.70 per
Unit. Each Unit consists of one common share and one common share purchase warrant (a "Warrant") exercisable at a price of CDN $0.95 until April 15, 2006.
Toll Cross Securities Inc., the agent in the offering, is entitled to sell up to an additional 264,286 Units at CDN $0.70 per Unit for additional gross proceeds of up to CDN $185,000 until November 15, 2004.

At closing, Northwestern paid Toll Cross a commission of CDN $22,050 and issued to Toll Cross broker warrants ("Broker Warrants") entitling it to acquire 31,500
Units at an exercise price of CDN $0.70 per Unit.

All securities issued in connection with the Offering are subject to a hold period expiring February 16, 2005.

The proceeds of this private placement will be used by Northwestern for working capital and to fund its ongoing exploration programs."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Northwestern Mineral Ventures Inc.

                                              By: /s/ Kabir Ahmed
                                                 -------------------
                                                 Kabir Ahmed
                                                 President

Date: October 18, 2004